Skadden, Arps, Slate, Meagher & Flom llp

300 South Grand Avenue

Los Angeles, California 90071-3144

DIRECT DIAL (213) 687-5122 DIRECT FAX (213) 621-5122 EMAIL ADDRESS Michelle.Gasaway@skadden.com	TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com

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December 9, 2021

VIA EDGAR Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Consilium Acquisition Corp I, Ltd.

Draft Registration Statement on Form S-1

Filed August 13, 2021.

Ladies and Gentlemen:

This letter sets forth responses of Consilium Acquisition Corp I, Ltd. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated September 10, 2021 with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to the comment immediately below the text of the comment.

The Company has revised the Registration Statement in response to the Staff’s comment and is publicly filing the Registration Statement concurrently with the filing of this letter.

Draft Registration Statement on Form S-1 filed August 13, 2021

Summary
Capitalization, page 84

1.	Staff’s Comment: We note that you are offering 15,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 14,117,765 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 15,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response:  The Company acknowledges the Staff’s comment and has revised the Registration Statement to reflect all 15,000,000 Class A ordinary shares outside of permanent equity and included in shares subject to possible redemption.

U.S. Securities and Exchange Commission

December 9, 2021

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Consilium Acquisition Corp I, Ltd.
Charles Cassel